Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 10, 2021

FOR IMMEDIATE ISSUE

FOR:	MDC Partners Inc.	CONTACT:	Michaela Pewarski
	One World Trade Center, FL. 65		MDC Partners
	New York, NY 10007		646 429 1812
mpewarski@MDC-Partners.com

MDC Partners Inc. Sets June 22, 2021 for Special Meeting of Shareholders

New York, NY, May 10, 2021 (NASDAQ: MDCA) – MDC Partners Inc. (“MDC Partners” or the “Company”) announced today that its Special Meeting of Shareholders will be held on Tuesday, June 22, 2021 at 12:00 p.m. EST. Due to the continuing public health impact of the COVID-19 pandemic and to support the health and well-being of our employees and shareholders, the meeting will be held virtually.

At the Special Meeting, MDC shareholders will be asked to vote on the previously announced combination of MDC’s business (“Proposed Transaction”) with certain operating businesses of Stagwell Media LP (“Stagwell”). The combined company is poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC continuing as a standalone company, the highly compelling Proposed Transaction will create a leading marketing services company, with enhanced global scale and broadened premium capabilities.

A letter to MDC’s shareholders from Irwin D. Simon, Lead Independent Director of MDC’s Board of Directors (“MDC Board”) and Chair of a Special Committee of Independent Members of the MDC Board (the “Special Committee”) is set out below.

May 10, 2021

Dear Fellow MDC Shareholder:

On behalf of the Independent Special Committee of the Board of Directors (the “Special Committee”) of MDC Partners, Inc. (“MDC”), please review the proxy statement regarding MDC’s upcoming shareholder meeting (the “Meeting”) to approve the combination of MDC with Stagwell Media L.P. (“Stagwell”). The full board of directors (the “Board”) cordially invites you to attend the Meeting, which is scheduled to be held virtually at 12:00 p.m. on June 22, 2021, or to return the proxy card enclosed with the final proxy statement/prospectus.

The Special Committee recommends that MDC shareholders vote FOR the combination with Stagwell.

We are confident that the combination with Stagwell presents a compelling opportunity for MDC and its shareholders and believe that significant value can be created for MDC’s shareholders going forward. As the Special Committee, we worked independently and on behalf of MDC shareholders. We engaged financial advisors and negotiated over many months to ensure MDC shareholders received fair value for their shares in MDC in this combination.

As you may know, Stagwell approached MDC about a combination in June 2020. The MDC stock closed the day before Stagwell’s approach at $1.15 per share. After months of diligence and negotiations, MDC and Stagwell announced a deal in December 2020. Now, we are on the cusp of closing this transaction.

This combination will create a new, powerful force in the world of marketing and advertising. With Stagwell’s expertise in technology and prowess in digital marketing and strategic communications along with MDC’s focus on creative and traditional advertising, the combined company will be able to compete and win global client assignments with larger budgets and higher margins that are afforded to the best-in-class agencies in advertising and marketing.

In addition to having more scale and a more complete service offering, the combined company will have a stronger balance sheet and substantially higher revenue and EBITDA with additional opportunities to reduce costs through operating efficiencies and synergies.

As shareholders have learned more about the Stagwell story and the power of this combination, the MDC stock has rallied from $1.15 per share to more than $4.90 per share as of market close on Friday, May 7, 2021 – the most recent date prior to filing – dramatically outperforming the market and MDC’s peers.

We encourage you to preserve the value that has been created, and to help set MDC on a course to grow and create more value for all its shareholders, by voting FOR the combination.

Sincerely,

Irwin D. Simon

Lead Independent Director

On behalf of the Independent Special Committee of the Board of Directors

Virtual Special Meeting Details

A virtual meeting enables registered holders of MDC Canada Common shares and duly appointed proxyholders to listen to the meeting, ask questions and receive answers online, and vote online.

•	Date: Tuesday, June 22, 2021
•	Time: 12:00 p.m. EST
•	Link: https://web.lumiagm.com/401933402

Your vote is very important regardless of the number of shares you own. Whether or not you expect to attend the virtual Special Meeting, shareholders are encouraged to vote in advance. The deadline to vote is 12:00 p.m. EST on Friday, June 18, 2021. Shareholders can access meeting materials at www.mdc-partners.com/documents.

Shareholder Questions

Shareholders with questions regarding the Special Meeting and Proposed Transaction should contact Kingsdale Advisors, MDC’s strategic shareholder advisor and proxy solicitation agent, at 1-877-659-1821 (toll-free within North America) or at 1-416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

Advisors

Moelis & Company LLC is serving as financial advisor, and Canaccord Genuity Corp. is serving as independent financial advisor, to the Special Committee, with DLA Piper LLP (US) and DLA Piper (Canada) LLP serving as legal advisor to the Special Committee. Cleary Gottlieb Steen & Hamilton LLP and Fasken Martineau DuMoulin LLP are serving as legal advisors to MDC. J.P. Morgan Securities LLC is serving as exclusive financial advisor to Stagwell, and Freshfields Bruckhaus Deringer US LLP and McCarthy Tétrault LLP are serving as legal advisors to Stagwell. Kingsdale Advisors is serving as strategic shareholder and communications advisor to MDC. Sloane & Company is serving as communications advisor to MDC.

About MDC Partners

MDC is one of the most influential marketing and communications networks in the world. As “The Place Where Great Talent Lives,” MDC is celebrated for its innovative advertising, public relations, branding, digital, social and event marketing agency partners, which are responsible for some of the most memorable and effective campaigns for the world’s most respected brands. By leveraging technology, data analytics, insights and strategic consulting solutions, MDC drives creative excellence, business growth and measurable return on marketing investment for over 1,700 clients worldwide. For more information about MDC and its partner firms, visit our website at www.mdc-partners.com and follow us on Twitter at http://www.twitter.com/mdcpartners.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the registration statement on Form S-4 filed on February 8, 2021, and as amended on March 29, 2021, April 21, 2021 and April 30, 2021 (the “Form S-4”), under the section entitled “Risk Factors” in the proxy statement/prospectus on Form 424B3 filed on May 10, 2021 (together with the Form S-4, the “Proxy Statement/Prospectus”) and under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;
•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;
•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC filed with the SEC the Proxy Statement/Prospectus. This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. Once effective, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.